Exhibit 99.1

For Immediate Release
            Press Contacts:
    Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
 ir@nice.com

NICE Actimize Twice Named a Silver Winner for its Anti-Money Laundering
‘Culture of Compliance’ Campaign in Southeast Asia’s 2015 PR Awards

NICE Actimize placed in the winner’s circle for both the “Best B2B PR Campaign”
and “Best Content” categories

Singapore, April 2, 2015 – NICE Actimize, a NICE Systems (NASDAQ:NICE) business and the largest and broadest provider of financial crime, risk and compliance software solutions for the financial services industry, was twice named a Silver Winner in both the “Best B2B PR Campaign” and “Best Content” categories in the 2015 PR Awards competition announced in Singapore. Sponsored by Marketing Magazine, a leading Asian publication for advertising and marketing professionals, the PR Awards is the premier event celebrating excellence across the public relations spectrum in Southeast Asia and recognizes brands that have pushed themselves towards measurable success, through sound and strategic communications.

Both awards highlighted NICE Actimize’s “Cultivating a Culture of Compliance” campaign launched last year and developed on behalf of the firm’s Anti-Money Laundering line of business. The multi-faceted campaign featured its own micro-site, a user survey that addressed financial services firms’ readiness for embarking upon a culture of compliance, and a series of white papers and blog posts aligned to the topic. The theme was also featured at a range of customer events and webinars.

The competition’s panel of 20 judges was comprised of a range of major brands and industries representing financial services, technology and telecommunications, hospitality and consumer packaged goods businesses. The judges examined key campaign criteria including key challenge, strategy, execution and results in determining category winners.

“As we further grow our financial crime and compliance business in Asia-Pacific, we are pleased to accept this acknowledgment of our focus on an important topic. The current enforcement environment is demanding more of anti-money laundering risk management efforts and has moved compliance higher on the business agenda,” said Joe Friscia, President of NICE Actimize. “We believe that an enterprise-wide approach to integrating anti-money laundering functions is key to establishing a thriving culture of compliance.”

“We are honored that our continued effort in Southeast Asia to foster a culture of compliance has been acknowledged by the PR Awards committee,” said Raghav Sahgal, president of NICE APAC. “As NICE further builds its relationships for our compliance products and services in the region, we will continue to support our customers’ efforts to integrate a culture of compliance into their organizations in order to better meet the needs of increasing regulatory demands.”

Qualified media outlets may obtain the full Culture of Compliance survey research results by contacting cindy.morgan-olson@niceactimize.com or by clicking on the microsite at www.niceactimize.com/cultureofcompliance.

About the Awards
The PR Awards is the premier event celebrating excellence across the public relations spectrum in Southeast Asia. The PR Awards recognizes brands that have pushed themselves towards measurable success, through sound and strategic communications. Following a highly successful launch in 2014, the Awards has returned and is now open to countries from across the region with new categories and even more opportunities for organizations to receive the recognition their PR strategies deserve.

Eligible work must have been conceptualized and carried out in Southeast Asia (SEA) for the SEA market, or for markets that includes at least one of the SEA countries markets. The finalists and winners are decided by a distinguished panel of judges comprising of senior-professionals from agencies and academics and experts from the industry.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia and Mr. Sahgal, are based on the current beliefs, expectations and assumptions of the management of NICE-Systems Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.